UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LRR Energy, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

50214A 104

(CUSIP Number)

Jaime Casas

Chief Financial Officer of LRE GP, LLC

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

713-345-2126

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 264,297(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 264,297(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 264,297(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 1.4%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources A, L.P. may also be deemed to own 960,247 subordinated units representing limited partner interests (each, a “Sub Unit”) in LRR Energy, L.P. (the “Partnership”).  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).

(2)           Calculation of percentage based on 19,448,539 common units of the Issuer issued and outstanding as of May 3, 2013, as set forth in the Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES B, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 87,627(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 87,627(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,627(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.5%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources B, L.P. may also be deemed to own 318,368 Sub Units in the Partnership.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 19,448,539 common units of the Issuer issued and outstanding as of May 3, 2013, as set forth in the Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 50214A 104

1	Names of Reporting Persons: LIME ROCK RESOURCES C, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,497,676(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,497,676(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,497,676(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 7.7%(2)

14	Type of Reporting Person (See Instructions): PN

(1)           Lime Rock Resources C, L.P. may also be deemed to own 5,441,385 Sub Units in the Partnership. The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 19,448,539 common units of the Issuer issued and outstanding as of May 3, 2013, as set forth in the Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 50214A 104

1	Names of Reporting Persons: JONATHAN C. FARBER

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 18,354

	8	Shared Voting Power: 1,849,600(1)

	9	Sole Dispositive Power: 18,354

	10	Shared Dispositive Power: 1,849,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,867,954(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.6%(2)

14	Type of Reporting Person (See Instructions): IN

(1)           Jonathan C. Farber may also be deemed to own 6,720,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 19,448,539 common units of the Issuer issued and outstanding as of May 3, 2013, as set forth in the Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 50214A 104

1	Names of Reporting Persons: JOHN T. REYNOLDS

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions): OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:

	8	Shared Voting Power: 1,849,600(1)

	9	Sole Dispositive Power:

	10	Shared Dispositive Power: 1,849,600(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,849,600(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 9.5%(2)

14	Type of Reporting Person (See Instructions): IN

(1)           John T. Reynolds may also be deemed to own 6,720,000 Sub Units.  The Sub Units will convert into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Partnership Agreement.

(2)           Calculation of percentage based on 19,448,539 common units of the Issuer issued and outstanding as of May 3, 2013, as set forth in the Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 50214A 104

This Amendment No. 3 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission by Lime Rock Resources A, L.P. (“LRR A”), Lime Rock Resources B, L.P. (“LRR B”), Lime Rock Resources C, L.P. (“LRR C”), Jonathan C. Farber and John T. Reynolds (collectively, the “Reporting Persons”) on November 22, 2011, as amended by that certain Amendment No. 1 filed on December 20, 2011 and that certain Amendment No. 2 filed on March 25, 2013.  This Amendment is being filed in order to reflect a decrease in the Reporting Persons’ beneficial ownership resulting from the increase in the number of outstanding common units of LRR Energy, L.P. (the “Partnership”).  This Amendment amends the information disclosed in the Original Schedule 13D as set forth herein.   Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D.  Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

Item 1.                          Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.                          Identity and Background.

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Original Schedule 13D.

Item 4.                          Purpose of Transaction.

No modification is made to Item 4 of the Original Schedule 13D.

Item 5.                          Interest in Securities of the Issuer.

The ownership chart in subparagraphs (a)-(b) is hereby amended and restated in its entirety by the following:

(a)-(b)   The aggregate number and percentage of Common Units beneficially owned by each of the Reporting Persons (on the basis of a total of 19,448,539 Common Units issued and outstanding as reported in the Partnership’s Quarterly Report on From 10-Q filed with the Securities and Exchange Commission on May 8, 2013) is as follows:

LRR A

(i)	Amount beneficially owned: 264,297		Percentage: 1.4%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	264,297
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	264,297

LRR B

(i)	Amount beneficially owned: 87,627		Percentage: 0.5%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	87,627
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	87,627

CUSIP No. 50214A 104

LRR C

(i)	Amount beneficially owned: 1,497,676		Percentage: 7.7%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	1,497,676
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	1,497,676

Jonathan C. Farber

(i)	Amount beneficially owned: 1,867,954		Percentage: 9.6%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	18,354
	(B)	Shared power to vote or to direct the vote:	1,849,600
	(C)	Sole power to dispose or to direct the disposition of:	18,354
	(D)	Shared power to dispose or to direct the disposition of:	1,849,600

John T. Reynolds

(i)	Amount beneficially owned: 1,849,600		Percentage: 9.5%
(ii)	Number of shares to which the Reporting Person has:
	(A)	Sole power to vote or to direct the vote:	0
	(B)	Shared power to vote or to direct the vote:	1,849,600
	(C)	Sole power to dispose or to direct the disposition of:	0
	(D)	Shared power to dispose or to direct the disposition of:	1,849,600

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification is made to Item 6 of the Original Schedule 13D.

Item 7.                          Material to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement incorporated by reference to Exhibit A to the Schedule 13D filed by Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Jonathan C. Farber and John T. Reynolds on November 22, 2011.

Exhibit B

First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P., dated as of November 16, 2011, incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit C

Purchase, Sale, Contribution, Conveyance and Assumption Agreement, dated as of November 16, 2011, by and among Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRE GP, LLC, LRR Energy, L.P. and LRE Operating, LLC, incorporated by reference to Exhibit 10.5 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit D	Power of Attorney for Lime Rock Resources A, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources A, L.P. on November 10, 2011.

Exhibit E	Power of Attorney for Lime Rock Resources B, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources B, L.P. on November 10, 2011.

Exhibit F	Power of Attorney for Lime Rock Resources C, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources C, L.P. on November 10, 2011.

Exhibit G	Power of Attorney for Jonathan C. Farber dated November 10, 2011 incorporated by reference to

CUSIP No. 50214A 104

Exhibit A to Form 3 filed by Jonathan C. Farber on November 10, 2011.

Exhibit H	Power of Attorney for John T. Reynolds dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by John T. Reynolds on November 10, 2011.

CUSIP No. 50214A 104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2013

Lime Rock Resources A, L.P.

		By:	Lime Rock Resources A GP, LLC, its general partner

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources B, L.P.

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

Lime Rock Resources C, L.P.

		By:	Lime Rock Resources C GP, LLC, its general partner

		By:	Lime Rock Resources GP, L.P., its general partner

		By:	LRR GP, LLC, its general partner

		By:	*
		Name:	Jonathan C. Farber
		Title:	Managing Member

*
Jonathan C. Farber

*
John T. Reynolds

*By:	/s/ Kris Agarwal
Kris Agarwal, as Attorney-in-Fact

CUSIP No. 50214A 104

Exhibit Index

Exhibit A

Joint Filing Agreement incorporated by reference to Exhibit A to the Schedule 13D filed by Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., Jonathan C. Farber and John T. Reynolds on November 22, 2011.

Exhibit B

First Amended and Restated Agreement of Limited Partnership of LRR Energy, L.P., dated as of November 16, 2011, incorporated by reference to Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit C

Purchase, Sale, Contribution, Conveyance and Assumption Agreement, dated as of November 16, 2011, by and among Lime Rock Resources A, L.P., Lime Rock Resources B, L.P., Lime Rock Resources C, L.P., LRE GP, LLC, LRR Energy, L.P. and LRE Operating, LLC, incorporated by reference to Exhibit 10.5 to the Partnership’s Current Report on Form 8-K filed on November 22, 2011.

Exhibit D	Power of Attorney for Lime Rock Resources A, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources A, L.P. on November 10, 2011.

Exhibit E	Power of Attorney for Lime Rock Resources B, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources B, L.P. on November 10, 2011.

Exhibit F	Power of Attorney for Lime Rock Resources C, L.P. dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Lime Rock Resources C, L.P. on November 10, 2011.

Exhibit G	Power of Attorney for Jonathan C. Farber dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by Jonathan C. Farber on November 10, 2011.

Exhibit H	Power of Attorney for John T. Reynolds dated November 10, 2011 incorporated by reference to Exhibit A to Form 3 filed by John T. Reynolds on November 10, 2011.